TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Commences Processing Ore at Greenstone Project: First Gold Pour on Track for Q2 2024

April 9, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to provide an update on commissioning progress at its Greenstone Project in Ontario, Canada. The Greenstone Project is being developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group and will be one of the largest gold mines in Canada, producing approximately 400,000 ounces of gold annually for the first five years and more than five million ounces of gold over its initial 14-year mine life.

Ore was introduced into the grinding circuit on April 6, with first gold pour expected in May. More than 1.5 million tonnes of ore have been stockpiled and 70,000 tonnes of low-grade ore has been pre-crushed to use for early commissioning feed. Progressively higher-grade ore will be fed into the mill as production ramps up toward planned throughput of 27,000 tonnes per day, with commercial production targeted for Q3 2024.

Greg Smith, President & CEO of Equinox Gold, commented: "Following 2.5 years of construction, Greenstone is on schedule to commence gold production in the first half of the year, as planned. This is a significant achievement and a testament to the experience of the Greenstone team. Greenstone is a world-class asset, and reaching production will be a pivotal milestone for Equinox Gold. Once operating at full capacity, Greenstone will be our largest and lowest cost-mine. We look forward to first gold in May and continuing to advance the project to commercial production."

Commissioning of the plant began earlier this year, initially with the crushing circuit and ore storage dome, followed by the high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks. Flocculant and lime were loaded into the system during the last week of March and the full system was water tested during the first week of April. The equipment is working as expected and ball mill #2 will be brought online in the coming weeks as throughput is progressively increased. Hiring is on track with more than 400 positions filled, and all senior plant operators are on board.

Greenstone has worked 6.4 million hours project to date with one lost-time injury. Progress has been documented since construction began in a photo gallery on Equinox Gold's website at www.equinoxgold.com, and select photos are included in this news release.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new mine, and a plan to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Greenstone Photos

Site overview.

Haul truck at crusher.	First ore to mill.

Conveyor with ore feed to secondary crusher.

Crushed ore storage dome.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully complete commissioning and achieve production at Greenstone; the Company's expectations regarding the timing of first gold pour and achieving commercial production; the Company's expectations for the operation of Greenstone, including production capabilities and future financial or operating performance; the Company's ability to work effectively with its joint venture partner at Greenstone; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "advance", "plan", "expect", "achieve", "on track", "on schedule", "target", "continue", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: commissioning at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs remaining as expected; availability of funds for the Company's projects and future cash requirements; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled commissioning, construction, development and production, including by blockade; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; all necessary permits, licenses and regulatory approvals are received in a timely manner; successful relationships between the Company and its joint venture partner and between the Company and its Indigenous partners at Greenstone; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2022, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.